August 30, 2005


By Facsimile ((954) 759-5583) and U.S. Mail

Donn A. Beloff, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard, Suite 2000
Fort Lauderdale, FL  33301

	Re:	nStor Technologies, Inc.
		Schedule 14D-9/A filed August 23, 2005
		File No. 005-32709

Dear Mr. Beloff:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9/A

The Solicitation or Recommendation - Background, page 5
1. We note your response to comment 2.  Please disclose in the
Schedule 14D-9, as amended, that you provided certain non-public revenue projections to Xyratex in the course of the negotiations leading up to this transaction.
2. Please disclose the substance of your response to comment 8.


The Solicitation or Recommendation - Reasons for the
Recommendation,
page 7
3. Please disclose the substance of your responses to comments 10 and
12.

Opinion of Financial Advisor

Valuation Overview, page 11
4. We note your response to comment 14. We reissue our request that you clarify the scope of the fairness advisor`s engagement in the
Schedule 14D-9, and how nStor`s "underlying value" (on a per share basis) differs from the fair value of its shares. Also, please disclose the substance of your response in the amended Schedule 14D-
9.

Comparable Company Analysis, page 13
5. We reissue a portion of comment 17. Please disclose the data underlying the results of this analysis and that for the Comparable
Transaction Analysis.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

??

??

??

??

Donn A. Beloff, Esq.
Greenberg Traurig, P.A.
August 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE